UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tarena International, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

Ying Sun

c/o Suite 10017, Building E, Zhongkun Plaza

A18 Bei San Huan West Road

Haidian District, Beijing 100098

People’s Republic of China

+86-10 6213 5687

With copies to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”) and Ms. Ying Sun (“Ms. Sun” and, collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,478,398(1) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,478,398(1) Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,478,398(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3% of the Class A Ordinary Shares(2) (or 29.4% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 53.8% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,439,014 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 500,000 restricted ADSs representing 500,000 Class A Ordinary Shares held by Learningon Limited, (vii) 304,604 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of July 15, 2015 and (viii) 434,282 Class A Ordinary Shares that Beeson Services Limited may purchase upon exercise of options within 60 days of July 15, 2015. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
(2)	Based on 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.
(3)	Based on 55,356,341 outstanding Ordinary Shares as a single class, being the sum of 44,781,445 Class A Ordinary Shares and 10,574,896 Class B Ordinary Shares outstanding as of July 15, 2015, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,899,043(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,899,043(4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,899,043(4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6% of the Class A Ordinary Shares(5) (or 7.0% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 2.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing (i) 3,594,439 restricted ADSs representing 3,594,439 Class A Ordinary Shares and (ii) 304,604 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of July 15, 2015 . Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
(5)	Based on 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.
(6)	Based on 55,356,341 outstanding Ordinary Shares as a single class, being the sum of 44,781,445 Class A Ordinary Shares and 10,574,896 Class B Ordinary Shares outstanding as of July 15, 2015, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,560,000(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,560,000(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,560,000(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% of the Class A Ordinary Shares(8) (or 11.9% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 40.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 6,060,000 Class B Ordinary Shares and (ii) 500,000 restricted ADSs representing 500,000 Class A Ordinary Shares.
(8)	Based on 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.
(9)	Based on 55,356,341 outstanding Ordinary Shares as a single class, being the sum of 44,781,445 Class A Ordinary Shares and 10,574,896 Class B Ordinary Shares outstanding as of July 15, 2015, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,585,073(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,585,073(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,585,073(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% of the Class A Ordinary Shares(8) (or 6.5% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 9.2% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 2,439,014 Class A Ordinary Shares and (ii) 1,146,059 Class B Ordinary Shares.
(8)	Based on 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.
(9)	Based on 55,356,341 outstanding Ordinary Shares as a single class, being the sum of 44,781,445 Class A Ordinary Shares and 10,574,896 Class B Ordinary Shares outstanding as of July 15, 2015, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105

1	NAMES OF REPORTING PERSONS Ying Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,478,398(10) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,478,398(10) Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,478,398(10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3% of the Class A Ordinary Shares(11) (or 29.4% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares), representing 53.8% of the total outstanding voting power.

14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)	Representing (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,439,014 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted ADSs representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 500,000 restricted ADSs representing 500,000 Class A Ordinary Shares held by Learningon Limited, (vii) 304,604 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of July 15, 2015 and (viii) 434,282 Class A Ordinary Shares that Beeson Services Limited may purchase upon exercise of options within 60 days of July 15, 2015. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
(11)	Based on 44,781,445 Class A Ordinary Shares outstanding as of July 15, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.
(12)	Based on 55,356,341 outstanding Ordinary Shares as a single class, being the sum of 44,781,445 Class A Ordinary Shares and 10,574,896 Class B Ordinary Shares outstanding as of July 15, 2015, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company. The Ordinary Shares of the Company consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value US$0.001 each.

ADSs, each representing one Class A Ordinary Share, of the Company are listed on the NASDAQ Global Select Market under the symbol “TEDU.”

The dual principal executive offices of the Company are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, People’s Republic of China (the “PRC”) and 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, PRC.

Item 2. Identity and Background.

Mr. Han, Connion, Learningon, Techedu and Ms. Sun are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(a)–(c), (f) Mr. Han is the founder, chairman and chief executive officer of the Company, and Ms. Sun is a vice president of the Company. Mr. Han and Ms. Sun are husband and wife. Each of Mr. Han and Ms. Sun is a PRC citizen. The business address of each of Mr. Han and Ms. Sun is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 13, 2015, Connion entered into a Share Purchase Agreement (the “GS SPA”) with Talent Fortune Investment Limited, an exempted company with limited liability company incorporated under the laws of the Cayman Islands (“KKR Affiliate”), Goldman Sachs Investment Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (the “GS Master Fund”), and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. , a Cayman Islands exempted limited partnership (“GS Private Fund,” and, together with the GS Master Fund, “GS”), pursuant to which Connion agreed to acquire (i) 618,317 Class A Ordinary Shares for a purchase price of US$10.25 per share (or US$6,337,749.25 in the aggregate) from the GS Master Fund, and (ii) 618,316 Class A Ordinary Shares for a purchase price of US$10.25 per share (or US$6,337,739 in the aggregate) from the GS Private Fund.

On June 13, 2015, Connion also entered into a Share Purchase Agreement (the “IDG SPA,” and collectively with the GS SPA, the “SPAs”) with KKR Affiliate and IDG Technology Venture Investments, LP, a Delaware limited partnership (“IDG”), pursuant to which Connion agreed to acquire 763,367 Class B Ordinary Shares for a purchase price of US$10.25 per share (or US$7,824,511.75) in the aggregate from IDG. Upon the completion of such transfer on July 15, 2015, such 763,367 Class B Ordinary Shares were immediately and automatically converted into the same number of Class A Ordinary Shares.

On July 10, 2015, Connion entered into an Assignment and Assumption Agreement (the “Assignment”) with Moocon Education Limited, a company with limited liability incorporated in the British Virgin Islands (“Moocon”), pursuant to which Connion assigned and transferred all of its rights, interests and obligations under the SPAs to Moocon. Moocon is wholly owned by Mr. Han.

As further described in Item 6 below, on July 14, 2015, Moocon entered into a convertible bond purchase agreement (the “CBPA”) with KKR Affiliate and Talent Wise Investment Limited, an exempted company with limited liability incorporated in Cayman Islands (“KKR”), pursuant to which Moocon agreed to issue and sell to KKR a convertible bond in the aggregate principal amount of US$20,500,000 (the “Bond”) and to use all of the proceeds from such issuance of the Bond to pay the purchase prices under the SPAs.

On July 15, 2015, pursuant to the CBPA, Moocon issued and sold to KKR the Bond in exchange for a payment of US$20,500,000 from KKR. On the same day, Moocon completed the purchases of an aggregate of 2,000,000 Class A Ordinary Shares for a total consideration of US$20,500,000 pursuant to the SPAs, using the proceeds from the issuance and sale of the Bond.

The descriptions of the principal terms of the GS SPA, the IDG SPA and the CBPA under Item 4 and Item 6 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares covered by this Schedule 13D for long-term investment purposes and intend to review their investment in the Company on a continuous basis. As Mr. Han is the founder, chairman and chief executive officer of the Company and Ms. Sun is a vice president of the Company, each of Mr. Han and Ms. Sun may have influence over the corporate activities of the Company, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Han and Ms. Sun may be granted options and other share-based awards to acquire Ordinary Shares of the Company under the Company’s share incentive plans.

Pursuant the CBPA, only for so long as KKR and KKR Affiliate hold not less than 4,195,662 Ordinary Shares and Moocon has not redeemed the Bond in full, without the approval of KKR, neither Mr. Han nor his subsidiaries (including Moocon) shall agree to have the Company or its subsidiaries to take any of the following actions:

(i)	issue any securities of any type or class, carry out any equity financing or undertake any obligation in relation to any of the above, other than (a) any grant or exercise of share-based awards pursuant to any existing share incentive plan of the Company, (b) any issuance of Class A Ordinary Shares upon the conversion of Class B Ordinary Shares and (c) any issuance of equity security in connection with any share dividend, subdivision, combination or reclassification of capital stock in which all shareholders of the Company are entitled to participate on a pro rata basis;

(ii)	merge, amalgamate or reorganization, or acquisition, in each case exceeding US$10 million, or take any action which would result in a change of control or a transfer of its asset the value of which is US$10 million or more;

(iii)	carry out business other than education business in its nature; or

(iv)	delist or change its listing place, or take any other actions which may affect the liquidity of KKR and KKR Affiliate’s investment contemplated under the SPAs and other agreements relating to this transaction, provided that KKR and KKR Affiliate shall provide support if the Company intends to list its shares or its subsidiary’s shares in a stock exchange located in the People’s Republic of China.

Pursuant to the CBPA, Mr. Han shall not agree to have the Company to issue any share or any other equity security of any type or class to any person unless the Company has offered KKR and KKR Affiliate the right to purchase the Investor Group Pro Rata Share (as defined below) of such issuance on the same terms and conditions as are offered to the proposed recipient, other than (i) any grant or exercise of share-based awards pursuant to any existing share incentive plan of the Company, (ii) any issuance of Class A Ordinary Shares upon the conversion of Class B Ordinary Shares, (iii) financing activities for the purpose of purchasing equipment for the Company or its subsidiaries, (iv) equity security issued in connection with any share dividend, subdivision, combination or reclassification of capital stock in which all shareholders of the Company are entitled to participate on a pro rata basis and (v) any issuance of equity security in consideration of an acquisition or merger. Investor Group Pro Rata Share means the proportion that the number of shares of the Company held by KKR and KKR Affiliate bears to the aggregate number of all shares of the Company, on a fully-diluted basis. The provision as described in this paragraph will remain in full force and effect only for a period of two years from July 14, 2015, provided that such provision will immediately terminate and be of no further effect in the event that KKR and KKR Affiliate hold less than 3,413,132 Ordinary Shares.

Pursuant to the CBPA, KKR and KKR Affiliate shall have the right to appoint one observer (the “Investor Observer”) in the Company, only for so long as KKR and KKR Affiliate hold not less than 3,413,132 shares of the Company, and Mr. Han shall use his commercially reasonable efforts to cause (i) the Investor Observer to have the right to attend all meetings of the board of the Company, and (ii) the board of the Company to provide the Investor Observer with copies of all notices, minutes, consents and other materials and information that it provides to its directors at the same time and in the same manner as provided to its directors, to the extent not in violation of any applicable law or any rule of NASDAQ or any other stock exchange on which any share of the Company is listed.

Pursuant to the CBPA, only for so long as (i) KKR and KKR Affiliate hold not less than 3,413,132 shares of the Company and (ii) Moocon has not redeemed the Bond in full, Mr.Han shall use his commercially reasonable efforts to cause the Company to distribute not less than 25-35% of its annual net income to its shareholders in each year.

Pursuant to the CBPA, Mr. Han shall use his commercially reasonable efforts to cause the Company to enter into a registration rights agreement in the form attached as Exhibit B to the CBPA (the “RRA”) within 30 days after July 14, 2015. The RRA was entered into by the Company and KKR Affiliate on July 17, 2015.

Pursuant to the CBPA, only for so long as KKR and KKR Affiliate hold not less than 1,365,252 shares of the Company, Mr. Han shall (i) not resign from his current positions as chairman of the board of directors and chief executive officer of the Company and (ii) devote most of his time, attention and skill to the performance of his duties in the Company.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Mr. Han and Ms. Sun are husband and wife. The Class A Ordinary Shares and Class B Ordinary Shares of the Company beneficially owned by Mr. Han comprise the same shares as beneficially owned by Ms. Sun. The Class A Ordinary Shares and Class B Ordinary Shares of the Company beneficially owned by Ms. Sun comprise the same shares as beneficially owned by Mr. Han. Beeson Services Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Ms. Ying Sun.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder, Mr. Han and Ms. Sun may be deemed to beneficially own all of the Class A Ordinary Shares and Class B Ordinary Shares of the Company held by each of Connion, Learningon, Techedu, Beeson Services Limited and Moocon.

By virtue of their actions in respect of the CBPA as described herein, the Reporting Persons, KKR and KKR Affiliate may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 23,304,661 Ordinary Shares (including an aggregate of 738,886 Class A Ordinary Shares issuable upon the exercise of options held by the Reporting Persons that are exercisable within 60 days after July 15, 2015), which represents approximately 41.5% of the total outstanding Ordinary Shares and approximately 58.3% of the voting power of the total outstanding Ordinary Shares. The aggregate of 23,304,661 Ordinary Shares include 6,826,263 Class A Ordinary Shares acquired by KKR Affiliate from GS and IDG pursuant to the SPAs.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by each other Reporting Person, KKR or KKR Affiliate.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) On June 15, 2015, Mr. Han exercised his options (granted under share incentive plans of the Company) to purchase an aggregate of 2,439,014 Class A Ordinary Shares from the Company for a total consideration of US$2,783,956.66.

On June 19, 2015, Ms. Sun sold 50,000 Class A Ordinary Shares through cashless exercise of her options (granted under share incentive plans of the Company) to purchase the same number of Class A Ordinary Shares from the Company. The exercise price for such Class A Ordinary Shares was US$0.058 per share, and Mr. Sun sold such Class A Ordinary Shares for US$13.63 per share. Ms. Sun sold such shares through a broker in an open market transaction.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) On July 15, 2015, (i) Moocon entered into a share charge agreement with KKR (the “Moocon SCA”), pursuant to which Moocon charged its rights in respect of 2,000,000 Class A Ordinary Shares to secure the obligations of the Mr. Han and certain of his affiliates under the CBPA and the Bond, among other transaction documents, and (ii) Techedu entered into a share charge agreement with KKR (the “Techedu SCA,” and together with the Moocon SCA, the “SCAs” ), pursuant to which Techedu charged its rights in respect of 2,000,000 Class A Ordinary Shares to secure the obligations of the Mr. Han and certain of his affiliates under the CBPA and the Bond, among other transaction documents. Furthermore, pursuant to the CBPA, in the event that the market price for Class A Ordinary Shares drops below US$6 per share, as adjusted for any share split, share consolidation or similar event, Mr. Han shall either charge additional Ordinary Shares to KKR or redeem the Bond in part or in full, in order to maintain LTV (as defined below) at a rate of not more than 50%. LTV means the ratio of (i) the aggregate of the outstanding principal amount of the Bond and interest accrued thereon to (ii) the product of the closing price per share and aggregate number Ordinary Shares that had been charged to KKR (the “Top-up Provision”). The treatment of dividends and proceeds received or receivable arising out of the Ordinary Shares charged to KKR is subject to certain restrictions as specified in the CBPA, the Moocon SCA and the Techedu SCA.

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosure set forth in Item 4 of this Schedule 13D is incorporated by reference.

SPAs

On June 13, 2015, Connion and KKR Affiliate entered into the GS SPA with GS, and Connion and KKR also entered into the IDG SPA with IDG. On July 10, 2015, Connion entered into the Assignment with Moocon, pursuant to which Connion assigned and transferred all of its rights, interests and obligations under the SPAs to Moocon.

Pursuant to the GS SPA, KKR Affiliate acquired 4,220,793 Class A Ordinary Shares from GS on July 10, 2015 for an aggregate purchase price of $43,263,128.25, and Moocon acquired 1,236,633 Class A Ordinary Shares from GS on July 15, 2015 for an aggregate purchase price of $12,675,488.25. Pursuant to the IDG SPA, KKR Affiliate acquired 2,605,470 Class B Ordinary Shares from IDG on July 10, 2015 for an aggregate purchase price of $26,706,067.50, which Class B Ordinary Shares were automatically converted into the same number of Class A Ordinary Shares upon the completion of the transfer pursuant to the currently effective articles of association of the Company, and Moocon acquired 763,367 Class B Ordinary Shares from IDG for an aggregate purchase price of $7,824,511.75, which Class B Ordinary Shares were automatically converted into the same number of Class A Ordinary Shares upon the completion of the transfer pursuant to the currently effective articles of association of the Company.

CBPA

On July 14, 2014, Mr. Han, Moocon, KKR and KKR Affiliate entered into the CBPA. Pursuant to the CBPA, pursuant to which Moocon agreed to issue and sell to KKR the Bond and to use all of the proceeds from such issuance of the Bond to pay the purchase prices under the SPAs.

On July 15, 2015, pursuant to the CBPA, Moocon issued and sold to KKR the Bond in exchange for a payment of US$20,500,000 from KKR. On the same day, Moocon completed the purchases of an aggregate of 2,000,000 Class A Ordinary Shares for a total consideration of US$20,500,000 pursuant to the SPAs, using the proceeds from the issuance and sale of the Bond.

The following are among the rights and obligations under the CBPA in respect of Moocon:

(i)	Compliance with Law; Disclosure of Criminal or Regulatory Investigation – Only for as long as KKR owns any Bond, Moocon shall comply in all material respects with all applicable laws, and Moocon shall keep KKR promptly informed of any events, discussions, notices or changes with respect to any criminal or regulatory investigation or material action involving Moocon or any director, officer or, to the extent feasible, any other person acting for or on behalf of Moocon.

(ii)	Restrictions on Actions – (a) only for as long as KKR owns any Bond or shares of Moocon (in the event of conversion of the Bond), Mr. Han shall not directly or indirectly, transfer any shares in Moocon without KKR’s prior written consent, (b) only for as long as KKR owns any Bond, Moocon shall not transfer any share in the Company without KKR’s prior written consent, (c) only for as long as KKR owns any Bond, without the prior written consent of KKR, Moocon shall not, and Mr. Han shall procure Moocon not to undertake a number of fundamental corporate actions, including but not limited to amend, modify or waive any provisions of its charter documents, merge, amalgamate or consolidate with any other entity and make any investment or incur any commitment.

The following are among the rights and obligations under the CBPA in respect of Mr. Han and KKR:

(i)	Lock-up Period – (a) Until the last day of the sixth month after July 15, 2015, Mr. Han shall not, directly or indirectly transfer any shares in the Company, and (b) until the last day of the sixth month after July 15, 2015, neither KKR or KKR Affiliate shall, and each of KKR and KKR Affiliate shall procure its affiliates not to, directly or indirectly transfer any shares in the Company, except where there is an event of default under the Bond.

(ii)	Transfer Restrictions – Only for as long as KKR owns any Bond, shares of Moocon (in the event of conversion of the Bond) or shares of the Company acquired pursuant to the GS SPA or the IDG SPA, Mr. Han shall not transfer, directly or indirectly, an aggregate of 5,687,905 or more Ordinary Shares through one or more transactions, without the prior written consent of KKR. Without Mr. Han’s prior written consent, neither KKR nor KKR Affiliate shall (i) assign the CBPA or any of its rights or obligations thereunder to certain competitors of the Company listed in the CBPA or (ii) transfer any Bond, shares of Moocon (in the event of conversion of the Bond) or share of the Company acquired pursuant to the GS SPA or the IDG SPA to a competitor of the Company, other than where there is an event of default under the Bond or transfer through a public sale (including a block trade through a broker or underwriter).

(iii)	Tag-Along Rights – Only for as long as KKR and KKR Affiliate own not less than 3,413,132 shares of the Company, if Mr. Han or his subsidiaries (including Moocon) propose to transfer shares of the Company and the number of the shares being transferred equals or exceeds 50% of the shares the Company held by Mr. Han, directly or indirectly, each of KKR and KKR Affiliate shall have the right to require the proposed transferee to purchase from KKR or KKR Affiliate, as applicable, upon the same terms and conditions, up to a maximum of the number of Ordinary Shares held by KKR or KKR Affiliate, as applicable, multiplied by a fraction, the numerator of which is the number of shares proposed to be transferred by Mr. Han and the denominator of which is the total number of shares held by Mr. Han, directly or indirectly.

The Bond

On July 15, 2015, Moocon issued the Bond to KKR. The following are major terms of the Bond:

(i)	Principal Amount – US$20,500,000.

(ii)	Interest Rate – 5% per annum.

(iii)	Maturity Date – September 14, 2017.

(iv)	Redemption - At any time before the tenth business day prior to the Maturity Date, Moocon may redeem all or any portion of the outstanding Bond by paying in cash to the holder of the Bond an amount equal to the aggregate of (a) the outstanding principal of the Bond or the portion of it to be redeemed and (b) the accrued and unpaid interest accrued thereon.

(v)	Conversion - The holder of the Bond has the right at any time after and including the tenth business day prior to the Maturity Date and before and including the business day immediately preceding the Maturity Date to (a) convert all of the outstanding Bond into such number of fully paid shares of Moocon as is equal to the quotient of the outstanding principal of the Bond plus (if the holder, at its sole discretion, elects to covert Interest) any such amount of unpaid Interest accrued thereon as the holder may elect to convert, divided by US$0.1, and (b) require Moocon to pay to the holder the unpaid interest accrued on the outstanding irincipal of the Bond to the extent that such interest is not converted into shares of Moocon. In the event that the holder elects to exercise its right of conversion, the holder may only elect to convert the entirety of the outstanding bond, and the holder may not elect to convert only a portion of the outstanding Bond.

(vi)	Rights Upon Event of Default – Upon an event of default, the holder of the Bond may require Moocon to immediately redeem all or any portion of the Bond, or convert all (but not a portion) of the Bond and require Moocon to pay the accrued and unpaid interest accrued thereon.

As of July 15, 2015, the total number of issued and outstanding shares of Moocon is one.

SCAs

On July 15, 2015, (i) Moocon entered into the Moocon SCA with KKR, pursuant to which Moocon charged its rights in respect of 2,000,000 Class A Ordinary Shares, by way of first fixed charge as continuing security, to secure the obligations of the Mr. Han and certain of his affiliates under the CBPA and the Bond, among other transaction documents, and (ii) Techedu entered into the Techedu SCA with KKR, pursuant to which Techedu charged its rights in respect of 2,000,000 Class A Ordinary Shares, by way of first fixed charge as continuing security, to secure the obligations of the Mr. Han and certain of his affiliates under the CBPA and the Bond, among other transaction documents.

The charges under the SCAs will immediately become enforceable upon and after the occurrence of an event of default (as defined in the CBPA). If and when the charges under the SCAs become enforceable, KKR will be able to, among other rights, sell or otherwise dispose of the whole or any part of the charged shares upon such terms and conditions as KKR may in its absolute discretion think fit and in accordance with applicable laws, and exercise (or refrain from exercising) voting and all other rights attaching to the charged shares.

The SCAs also contain restrictive covenants on Moocon and Techedu, including restrictions against transferring the charged shares and creating any security on, over or with respect to any of the charged shares, among others.

On April 29, 2015, Mr. Han obtained a revolving credit facility from Credit Suisse AG, New York Branch in the amount of US$7 million, and Mr. Han charged an aggregate of 3,594,439 restricted ADSs, representing 3,594,439 Class A Ordinary Shares, as collateral for such credit facility.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

References to the GS SPA, the IDG SPA, the Assignment, the CBPA, the Bond, the Moocon SCA, the Techedu SCA and the RRA in this Schedule 13D are qualified in their entirety by reference to the GS SPA, the IDG SPA, the Assignment, the CBPA, the Bondl, the Moocon SCA, the Techedu SCA and the RRA, copies of which are attached hereto as Exhibits B to I and incorporated herein by reference in their entirety.

RRA

Pursuant to the CBPA, Mr. Han was required to use his commercially reasonable efforts to cause the Company to enter into a registration rights agreement in the form attached as Exhibit B to the CBPA (the “RRA”) within 30 days after July 14, 2015. The RRA was executed on July 17, 2015, and gives KKR demand and piggyback registration rights with respect to Ordinary Shares that (i) are owned by KKR or any of its affiliates and were acquired from GS or IDG pursuant to the GS SPA or the IDG SPA, as applicable, (ii) are indirectly owned by KKR or any of its affiliates through Moocon and were acquired from GS or IDG pursuant to the GS SPA or the IDG SPA, as applicable, if KKR or any of its affiliates control Moocon or (iii) may be sold or disposed of by KKR or any of its affiliates after any charge under any SCA becomes enforceable in accordance with its terms. The Company’s obligations under the RRA terminate when all registrable shares can be sold without restriction under Rule 144(e) under the Securities Act of 1933, as amended, within a ninety day period.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated July 24, 2015 by and among the Reporting Persons.

B	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, GS, and Connion.

C	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, IDG, and Connion.

D	Assignment dated July 10, 2015, by and between Connion and Moocon.

E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Moocon, Mr. Han, KKR and KKR Affiliate.

F	Bond dated July 15, 2015 delivered by Moocon to KKR.

G	Share Charge Agreement dated July 15, 2015 by and between Moocon and KKR.

H	Share Charge Agreement dated July 15, 2015 by and between Techedu and KKR.

I	Registration Rights Agreement dated July 17, 2015 by and between the Company and KKR Affiliate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2015

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Ying Sun		/s/ Ying Sun
Ying Sun